SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Northern Lights Fund Trust III

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

4020 South 147th Street
Omaha, NE 68137

TELEPHONE NUMBER:

(402) 895-1600

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Hauppauge, State of New York, on this 30th day of December,  2011.

ATTEST:	Northern Lights Fund Trust III

/s/ James P. Ash	/s/ Emile R. Molineaux
By: James P. Ash, Secretary	By: Emile R. Molineaux, Trustee